

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 22, 2022

Matthew Galvanoni
Chief Financial Officer and Chief Accounting Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

> **Re: Pilgrim's Pride Corporation**
> **Form 10-K for the Year Ended December 26, 2021**
> **Filed February 18, 2022**
> **Form 10-Q for the Period Ended June 26, 2022**
> **Filed July 28, 2022**
> **File No. 001-09273**

Dear Mr. Galvanoni:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended June 26, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. Please disclose in future filings whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine.  For example, discuss whether you have or expect to:
   - suspend the production, purchase, sale or maintenance of certain items;
   - experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials [(e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine)];
   - experience surges or declines in consumer demand for which you are unable to

    adequately adjust your supply; or

- be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought to "de-globalize" your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

2. Please disclose in future filings any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia's invasion of Ukraine. Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.

Part II. Other Information
Item 1A. Risk Factors, page 50

3. We note there may be increased risk of cyberattacks as a result of the ongoing Russia-Ukraine war. To the extent material, please disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing